UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM ABS-15G

ASSET-BACKED SECURITIZER REPORT
Pursuant to Section 15G of
the Securities Exchange Act of 1934

Check the appropriate box to indicate the filing obligation to which this form is intended to satisfy:

☒ **Rule 15Ga-1 under the Exchange Act (17 CFR 240.15Ga-1) for the reporting period January 1, 2016 to December 31, 2016**

Date of Report (Date of earliest event reported): January20, 2017

STRUCTURED ASSET FUNDING SECURITIZATION I, LLC[i]
(Exact name of securitizer as specified in its charter)

NONE	**0001643510**
(Commission File Number of securitizer)	(Central Index Key Number of securitizer)

Andrew Savysky, President, (954) 455-6060
Name and telephone number, including area code, of the person
to contact in connection with this filing

Indicate by check mark whether the securitizer has no activity to report for the initial period pursuant to Rule 15Ga-1(c)(1) ☐

Indicate by check mark whether the securitizer has no activity to report for the quarterly period pursuant to Rule 15Ga-1(c)(2)(i) ☐

Indicate by check mark whether the securitizer has no activity to report for the annual period pursuant to Rule 15Ga-1(c)(2)(ii) ☒

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[i] STRUCTURED ASSET FUNDING SECURITIZATION I, LLC, as securitizer, is filing this Form ABS-15G in respect of all asset-backed securitizations organized by it and outstanding during the reporting period in the structured settlement asset class.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the reporting entity has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STRUCTURED ASSET FUNDING SECURITIZATION I, LLC
(Securitizer)

By: */s/ Andrew Savysky*
Andrew Savysky, President

Date: January 20, 2017